SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 6, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated January 6, 2016: Nokia issues shares to the holders of Alcatel-Lucent securities

STOCK EXCHANGE RELEASE

January 6, 2016

Nokia issues shares to the holders of Alcatel-Lucent securities

Nokia Corporation

Stock Exchange Release

January 6, 2016 at 13:00 (CET +1)

Nokia issues shares to the holders of Alcatel-Lucent securities

Espoo, Finland - Nokia announced today that it has issued 1 455 678 563 new shares (“Shares”, each a “Share”) in deviation from shareholders’ pre-emptive right to subscription based on an authorization by the Extraordinary General Meeting held on December 2, 2015 (the “EGM authorization”). The Shares have been issued in exchange for the Alcatel-Lucent ordinary shares, American Depositary Shares (“ADSs”) as well as the 2018 OCEANE, 2019 OCEANE and 2020 OCEANE convertible bonds (Alcatel-Lucent shares, ADSs and convertible bonds together “Alcatel-Lucent Securities”) which have been tendered into Nokia’s public exchange offers in France and the United States (together the “Offers”) in accordance with the terms and conditions of the Offers. As announced by the French stock market authority, Autorité des Marchés Financiers (the “AMF”), on January 5, 2016, 2 052 812 101 Alcatel-Lucent ordinary shares, 264 183 778 Alcatel-Lucent ADSs (representing an equal amount of Alcatel-Lucent shares), 206 784 349 Alcatel-Lucent 2018 OCEANE convertible bonds, 37 880 652 Alcatel-Lucent 2019 OCEANE convertible bonds, and 16 138 206 Alcatel-Lucent 2020 OCEANE convertible bonds were tendered into the Offers.

The Shares will be paid by contribution in kind with Alcatel-Lucent Securities that have been tendered into the Offers. The subscription price, EUR 9 512 804 226.24 in aggregate, is based on the closing price of Nokia’s shares on Nasdaq Helsinki on January 4, 2016 and will be recorded in Nokia’s fund for invested non-restricted equity and, consequently, Nokia’s share capital will remain unchanged at EUR 245 896 461.96.

Nokia expects to register the Shares with the Finnish Trade Register on January 7, 2016. After the registration the total number of Nokia’s shares will equal 5 448 542 279. The Shares will carry the right to dividends and all other shareholder rights as of the registration date. The trading in the Shares is expected to commence on Nasdaq Helsinki and Euronext Paris as of

January 8, 2016 and the trading in the new Nokia ADSs representing the Shares to commence on the New York Stock Exchange (the “NYSE”) as of January 8, 2016. The delivery by Euronext Paris of the new Nokia Shares to the relevant financial intermediaries of Alcatel-Lucent security holders is expected on January 8, 2016 and the new Nokia ADSs are expected to be registered in the name of the former registered Alcatel-Lucent ADS holders on January 7, 2016.

In accordance with Article 232-4 of the AMF General Regulation, the Offers will be reopened and the Board of Directors of Nokia has also resolved, based on the EGM authorization, to issue a maximum of 644 321 000 new shares in exchange for the Alcatel-Lucent Securities which are tendered into the reopened Offers in accordance with the terms and conditions of the Offers. The new shares will be paid by contribution in kind with the Alcatel-Lucent Securities that are tendered into the reopened Offers. The exchange ratios and, apart from timing, the other terms and conditions of the issuance of shares in the context of the reopened Offers will remain the same as for the initial Offers. On the basis of the indicative timetable of the Offer contained in Nokia’s French Offer document, the reopened Offers should commence on January 14, 2016 and close on February 3, 2016, subject to the publication by the AMF of its notice relating to the reopening of the French Offer. Nokia will confirm and publish the final number of new shares to be issued in connection with the reopened Offers based on the results of the reopened Offers, which are expected to be published by the AMF on or about February 8, 2016.

Nokia expects to register the new shares to be issued in connection with the reopened Offers with the Finnish Trade Register on or about February 12, 2016. These shares will carry the right to dividends and all other shareholder rights as of the registration date. Nokia expects the trading in the new shares to be issued in connection with the reopened Offers to commence on Nasdaq Helsinki and Euronext Paris on or about February 15, 2016 and the trading in the new Nokia ADSs representing the shares to commence on the NYSE on or about February 15, 2016. The detailed terms and conditions of the share issue will be available on the combined company microsite at www.newconnectivity.com before the opening of the reopened Offers.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our businesses are leaders in their respective fields: Nokia Networks provides broadband infrastructure, software and services; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com.

ENQUIRIES

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Investor Enquiries:

Nokia

Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

Microsite details

Further information on the transaction can be found at: www.newconnectivity.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “expect,” “will” and similar expressions. These forward-looking statements include statements relating to: the issuance and rights of new Nokia shares; the subscription price of the new Nokia shares; the registration of the new Nokia shares and total number of Nokia shares following registration;

trading of the new Nokia Shares; and the reopened offer. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: Nokia’s ability to comply with the relevant corporate governance rules and regulations and the applicable securities laws, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Registration Statement on Form F-4 (Registration No. 333- 206365) (the “Registration Statement”), the Schedule TO, the Solicitation / Recommendation Statement on Schedule 14D-9 filed with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (the “AMF”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. The tender offer is being made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal